(d)(2)(ii)

May 7, 2013

Todd Modic

Senior Vice President

ING Investments, LLC

7337 E. Doubletree Ranch Rd.

Suite 100

Scottsdale, AZ 85258

Dear Mr. Modic:

ING Investments, LLC (“ING Investments”) and ING Investment Management Co. LLC, formerly, ING Investment Management Co. (“ING IM”) are parties to a Sub-Advisory Agreement dated May 7, 2013, as amended (the “Agreement”), and pursuant to the Agreement, ING Investments has agreed to pay ING IM an annual sub-advisory fee of 0.2475% as a percentage of average daily net assets of ING Emerging Markets Index Portfolio (the “Portfolio”). By this letter dated May 7, 2013, ING IM voluntarily waives a portion of the annual sub-advisory fee that it is entitled to receive as follows:

ING IM will waive 0.0675% of the sub-advisory fee payable by ING Investments for a period from May 7, 2013 through May 1, 2014 for the Portfolio, as indicated in the net sub-advisory fee rate reflected in the schedule set out below. This letter replaces the previous letter for the Portfolio, dated November 30, 2011.

	Annual Sub-Advisory Fee
Series	Gross	Waiver	Net

ING Emerging Markets Index Portfolio	0.2475%	0.0675%	0.18%

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of ING Variable Portfolios, Inc.

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May 7, 2013

Please acknowledge your acceptance of this fee waiver by executing below in the place indicated.

Very sincerely,

By:	/s/ Christopher Kurtz
Christopher Kurtz
Vice President, Finance
ING Investment Management Co. LLC

ACCEPTED AND AGREED TO:

ING Investments, LLC

By:	/s/ Todd Modic
Todd Modic
Senior Vice President